

November 18, 2014

Via E-mail
David A. Fisher
President and Chief Executive Officer
Enova International, Inc.
200 West Jackson Blvd.
Chicago, IL 60606

> **Re: Enova International, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 30, 2014**
> **File No. 333-199733**

Dear Mr. Fisher:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

1.   Please revise to clarify whether the offering will be conducted on a continuous or delayed basis. In this regard, we note that the cover page of the registration statement indicates that the offering will be commenced "[a]s soon as practicable after this registration statement becomes effective." However, the cover page of the prospectus indicates that your "registration of the shares of common stock covered by this prospectus does not mean that Cash America will offer or sell any of the shares." Please revise to reconcile and clarify your disclosure, as appropriate.

2.   Given the nature of Cash America's relationship to you, it appears possible that these securities are being offered by or on behalf of the registrant.   We also note that you are not eligible to make an at-the-market offering under Rule 415(a)(4) under the Securities Act because you are not eligible to make an offering under Rule 415(a)(1)(x).   Please provide us with a detailed analysis as to why the proposed offering is not a primary

offering on your behalf and thus should be appropriately characterized as a secondary offering eligible to be made pursuant to Rule 415(a)(1)(i), including in such analysis a detailed description of the relationship between you and Cash America, an analysis of whether Cash America is your parent and affiliate, and the other factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09. Please also address in your analysis the fact that one of your directors, Daniel R. Feehan, is the President and Chief Executive Officer of Cash America as well as the various operating and other agreements (see pages 55 - 62) in effect now or contemplated in the future. Also, address the debt guarantees. Please also refer to Question 212.15 of our Compliance & Disclosure Interpretations for Securities Act Rules for guidance.

Part II.

Item 17. Undertakings, page II-3

3.   Please provide all the appropriate undertakings required by Item 512 of Regulation S-K that apply. Specifically, it appears that Rule 430C of the Securities Act of 1933 may be applicable and the undertakings required by Item 512(a)(5)(ii) of Regulation S-K should be included. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: <u>Via E-mail</u>
       Lisa M. Young, Esq.
       L. Steven Leshin, Esq.